1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com
+1 202 261 3313 Direct
+1 202 261 3016 Fax

October 12, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, LLC

Amendment No.1 Registration Statement on Form N-2

Filed: September 24, 2012

Ladies and Gentlemen:

WhiteHorse Finance, LLC, a Delaware limited liability company (the “Fund”), filed on September 24, 2012 with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) during a telephone call on October 12, 2012 among Messrs. Edward P. Bartz, John Ganley and John Rousseau, Staff Attorneys, Messrs. Chad Eskildsen and Kevin Ruppert, Staff Accountants, and Mr. Thomas Friedmann and Ms. Abigail C. Smith of Dechert LLP, outside counsel to the Fund. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

PROSPECTUS

1.	Describe quantitatively the percentage of each Member’s assets that were contributed to the Fund.

Response:

The table below shows the contribution to the Fund as of January 1, 2012 as a percentage of the total assets of each contributing Member on such date. For contributions subsequent to January 1, 2012, we have shown the aggregate contributions as a percentage of the total assets of the Contributing Members as of June 30, 2012.

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Edward P. Bartz October 12, 2012 Page 2

	Amounts Contributed as of 1/1/2012	Total Assets as of 1/1/2012	Percentage of Total Contributed Assets as of 1/1/2012[1]

H.I.G. Bayside Debt & LBO Fund II, L.P.	$97 million	$1.36 billion	7%

H.I.G. Bayside Loan Opportunity Fund II, L.P.	$79 million	$292 million	27%

Given that several assets were contributed by the Members to the Fund after the audit date, the table below shows the same information as of June 30, 2012.

	Total Amounts Contributed (to date)	Total Assets as of 6/30/2012	Percentage of Total Contributed Assets as of 6/30/12[2]

H.I.G. Bayside Debt & LBO Fund II, L.P.	$154 million	$1.75 billion	9%

H.I.G. Bayside Loan Opportunity Fund II, L.P.	$126 million	$569 million	22%

2.	Does the Fund intend to make an additional drawdown on the Credit Facility following the initial drawdown of $50 million?

Response:

The Fund has not yet determined its future leverage policy with specificity. As a general matter, as stated in the Registration Statement, the Fund intends to use leverage to finance a portion of its loan originations and purchases, if any, going forward. The Fund intends to add a sentence under “Distributions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to the effect that the Fund intends to monitor and, to the extent practicable,

[1]	The table includes rounded numbers for ease of presentation.
[2]	The table includes rounded numbers for ease of presentation.

Edward P. Bartz October 12, 2012 Page 3

maintain a leverage ratio that is consistent with the leverage ratio maintained by other listed business development companies. For the relevant disclosures, please see “Prospectus Summary – Risk Factors” and “Risk Factors – Risks Relating to our Business and Structure – We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.” When and if the Fund determines a more specific leverage policy, such as matching future equity issuances with a consistent, corresponding amount of borrowing, the Fund will include appropriate disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement.

* * * * * * * * * *

We appreciate your attention to these responses. As discussed, if possible, the Fund would like to launch a road show this week, ideally by Wednesday, October 17, 2012. Additionally, we hereby undertake to file this and any ensuing written communications with the staff as correspondence.

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Abigail C. Smith at 202.261.3424 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann